September 21, 2007

Mr. Kevin W. Vaughn, Accounting Branch Chief
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2006
SEC File No. 0-24566-01

Dear. Mr. Vaughn:

This letter is in response to your letter dated September 12, 2007 with respect to the above-referenced Form 10-K and Form 10-K/A filings of MB Financial, Inc. (the “Company”).  Your comment is repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

            Consolidated Statements of Cash Flows, page 63

1.
Please refer to comment 8 in our letter dated July 16, 2007 (please note the correction).   You state that you acquired $345 million of indirect auto loans in the First Oak Brook Bancshares, Inc. acquisition with the intent to sell the loans.  Please tell us why these loans were not classified as “Loans held for sale” in the Supplemental Schedule of Noncash Investing Activities on page 64.  If the loans were initially acquired and classified as held for investment, cash receipts from the sales of those loans should be classified as investing cash flows regardless of a subsequent change in the intent to hold or sell those loans.  If true, please amend your December 31, 2006 10-K to present the cash flows from the sale of these loans in the investing section.

            Response:

The $345 million of indirect auto loans acquired in the First Oak Brook Bancshares, Inc. acquisition should have been classified as “Loans held for sale” in the Supplemental Schedule of Noncash Investing Activities on page 64.  We propose to include these loans as “Loans held for sale” in the Supplemental Schedule of Noncash Investing Activities for applicable 2006 periods in future filings, including our Form 10-Q for the quarter ending September 30, 2007.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill. E. York

Jill E. York
Chief Financial Officer and Vice President